June 6, 2008

Correspondence

Mr. Dana Brown
Securities and Exchange Commission
Washington, D.C.  20549-3561

Re:  Javo Beverage Company, Inc. – SEC Comment Letter Response

Dear Mr. Brown:

In order to completely and accurately respond to the SEC comment letter we received dated May 9, 2008 we request an extension until June 27, 2008 to file our response.

The extension is necessary to allow time to work further with my advisors, auditor and securities attorney to generate the appropriate response to comments in the letter.  We have made substantial progress on responses to most of the comments but, in particular, we need extra time to response completely and accurately to the comments related to the accounting for our senior convertible debt and the liability accounting for warrants issued in connection with that senior convertible debt.

Please do not hesitate to give me a call.

Sincerely,

/s/ Richard A. Gartrell
Richard A. Gartrell
CFO
949-233-6868
760-560-5286 x 110

Javo Beverage Company, Inc.

1311 Specialty Dr.     Vista, CA  92081     ph. (760) 560-5286     fx. (760) 560-5287     www.javobeverage.com